Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of QTS Realty Trust, Inc. for the registration of class A common stock, preferred stock, depositary shares representing preferred stock, warrants and rights and to the incorporation by reference therein of our reports dated February 29, 2016, with respect to the consolidated financial statements and schedules of QTS Realty Trust, Inc., and the effectiveness of internal control over financial reporting of QTS Realty Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, MO

March 25, 2016